UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.__)*

CHINA DISTANCE EDUCATION HOLDINGS LIMITED
(Name of Issuer)

ORDINARY SHARES**
AMERICAN DEPOSITARY SHARES
(Title of Class of Securities)

16944W104***
(CUSIP Number)

Wang Zhi
18th Floor, Xueyuan International Tower
1 Zhichun Road, Haidian District
Beijing 100083, People's Republic of China
+86 10 8231 9999

copies to:
Jenny Liu, Esq.
Sheppard Mullin Richter & Hampton LLP
1717 Nanjing Road West
Shanghai 200040, People’s Republic of China
+86 21 2321 6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. :.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 140.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading, but only in connection with the registration of American Depositary Shares, each representing four ordinary shares.

*** This CUSIP number applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16944W104	SCHEDULE 13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BERTELSMANN AG*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,268,523
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,268,523
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,268,523
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.03%†
14	TYPE OF REPORTING PERSON CO

* Bertelsmann AG is the immediate parent of Bertelsmann Asia Investments AG (“BAI”) which is an investment vehicle used to finance Bertelsmann’s strategic investments. Foundations (Bertelsmann Stiftung, Reinhard Mohn Stiftung, BVG-Stiftung) indirectly hold 80.9 percent of Bertelsmann AG’s shares, with the remaining 19.1 percent held indirectly by the Mohn family. Bertelsmann Verwaltungsgesellschaft (BVG) controls all voting rights at the Bertelsmann AG Annual General Meeting.

† Based on 135,251,469 outstanding ordinary shares as of June 13, 2011.

CUSIP No. 16944W104	SCHEDULE 13D	Page 3 of 8

15	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BERTELSMANN ASIA INVESTMENTS AG
16	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_] (b) [_]
17	SEC USE ONLY
18	SOURCE OF FUNDS WC
19	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [_]
20	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	21	SOLE VOTING POWER 0
	22	SHARED VOTING POWER 16,268,523
	23	SOLE DISPOSITIVE POWER 0
	24	SHARED DISPOSITIVE POWER 16,268,523
25	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,268,523
26	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
27	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.03%†
28	TYPE OF REPORTING PERSON CO

______________________________
† Based on 135,251,469 outstanding ordinary shares as of June 13, 2011.

CUSIP No. 16944W104	SCHEDULE 13D	Page 4 of 8

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) supplements the statement on Schedule 13G filed on November 13, 2008 (as amended by Amendment No. 1 filed on December 3, 2008) which relates to the ordinary share, par value $0.0001 per share (the "Share") of China Distance Education Holdings Limited, a Cayman Islands corporation (the "Issuer"). The Issuer's principal executive offices are located at 18th Floor, Xueyuan International Tower, 1 Zhichun Road, Haidian District, Beijing, 100083, People's Republic of China.

Item 2. Identity and Background.

(a) This Statement is being filed by the following reporting persons: Bertelsmann AG, a German corporation, and Bertelsmann Asia Investments AG (“BAI”), a Switzerland company (collectively, the "Reporting Persons").

(b) The address of the principal business office of Bertelsmann AG is Carl-Bertelsmann-Strasse 270, D-33311 Gütersloh, Germany. The address of the principal business office of BAI is Dammstrasse 19, CH-6300 Zug, Switzerland.

(c) and (f) The jurisdiction of incorporation for Bertelsmann AG is Federal Republic of Germany. The jurisdiction of incorporation for BAI is Switzerland.

(d)-(e) During the last five years, neither Reporting Person has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

In May 2008, BAI acquired 5,243,650 ordinary shares of the Issuer from Champion Shine Trading Limited (“Champion Shine”) at a per share price of $2.995966 for an aggregate purchase price of $15,709,797 pursuant to a Share Purchase Agreement dated May 7, 2008 by and among by and among Champion Shine Trading Limited, Bertelsmann Asia Investments AG and Zhu Zhengdong.

In July 2008, BAI acquired an aggregate of 1,750,000 ordinary shares as represented by 437,500 ADSs from the open market.

The above purchases were funded from BAI’s working capital.

In November 2008, pursuant to a Settlement Agreement dated October 16, 2008, Champion Shine transferred an additional 9,274,873 ordinary shares to BAI in settlement of all of the claims, obligations and liabilities under the May 7, 2008 Share Purchase Agreement.

A copy of the Share Purchase Agreement and the Settlement Agreement is attached hereto as Exhibit 1 and Exhibit 2, respectively. The description of the abovementioned documents contained herein is qualified in its entirety by reference to Exhibits 1 and 2, which are incorporated herein by reference.

Item 4. Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

On November 18, 2008, Annabelle Yu Long, managing director of BAI, became a director of the Issuer. The Reporting Persons previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) promulgated under the Act.

Although each of the Reporting Persons has no present intention to acquire securities of the Issuer, it intends to review its investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

CUSIP No. 16944W104	SCHEDULE 13D	Page 5 of 8

Except as set forth in this Statement, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in:

(a)	The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer by any person;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; or

(x)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Statement and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

(c) Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in this Item 6. Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 16944W104	SCHEDULE 13D	Page 6 of 8

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Share Purchase Agreement, dated May 7, 2008, by and among Champion Shine Trading Limited, Bertelsmann Asia Investments AG and Zhu Zhengdong

Exhibit 2	Settlement Agreement, dated October 16, 2008, by and among Champion Shine Trading Limited, Bertelsmann Asia Investments AG and Zhu Zhengdong

Exhibit 3	Joint Filing Agreement between the Reporting Persons

CUSIP No. 16944W104	SCHEDULE 13D	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: December 12, 2011

BERTELSMANN AG

By: /s/ Martin Dannhoff
       Martin Dannhoff
       Senior Vice President

By: /s/ Michael Kronenburg
       Michael Kronenburg
       Senior Vice President

BERTELSMANN ASIA INVESTMENTS AG

By: /s/ Erich Kalt
       Erich Kalt
       Authorized Signatory

By: /s/ Rose-Marie Mülli
       Rose-Marie Mülli
       Authorized Signatory

CUSIP No. 16944W104	SCHEDULE 13D	Page 8 of 8

EXHIBIT INDEX

Exhibit No.	Description
1	Share Purchase Agreement, dated May 7, 2008, by and among Champion Shine Trading Limited, Bertelsmann Asia Investments AG and Zhu Zhengdong
2	Settlement Agreement, dated October 16, 2008, by and among Champion Shine Trading Limited, Bertelsmann Asia Investments AG and Zhu Zhengdong
3	Joint Filing Agreement between the Reporting Persons